UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
Under the Securities Exchange Act of 1934

Metals Acquisition Limited
(Name of Issuer)

Ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

G60409 110
(CUSIP Number)

June 15, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 5 Pages

CUSIP NO. G60409 110	Page 2 of 5 Pages

(1)	Names of Reporting Persons United Super Pty Ltd (ABN 46 006 261623), as trustee for the Construction and Building Unions Superannuation Fund (ABN 75 493 363 262)
(2)	Check the Appropriate Box If a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 3,300,000*
(6) Shared Voting Power 0
(7) Sole Dispositive Power 3,300,000*
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,300,000*
(10)	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable.
(11)	Percent of Class Represented By Amount in Row (9) 6.8%**
(12)	Type of Reporting Person (See Instructions) OO

(*)	See Item 4 of this Schedule 13G.

(**)	Calculated based on 48,409,448 Shares outstanding as of June 22, 2023, as reported by Issuer on Form 20-F filed by Issuer with the Securities and Exchange Commission on June 22, 2023.

CUSIP NO. G60409 110	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

Metals Acquisition Limited (“Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

3rd Floor, 44 Esplanade, St., St. Helier, Jersey, JE4 9WG

Item 2(a).	Name of Person Filing:

United Super Pty Ltd (ABN 46 006 261623), as trustee for the Construction and Building Unions Superannuation Fund (ABN 75 493 363 262) (“Cbus” or the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The registered address of each of United Super Pty Ltd and Cbus is Level 22, 130 Lonsdale St, Melbourne, Victoria 3000, Australia.

Item 2(c).	Citizenship:

Australia

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value $0.0001 per share (“Shares”)

Item 2(e).	CUSIP Number:

G60409 110

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership.

Item 4(a).	Amount Beneficially Owned:

United Super Pty Ltd (ABN 46 006 261623), as trustee for the Construction and Building Unions Superannuation Fund (ABN 75 493 363 262): 3,300,000

Item 4(b).	Percent of Class:

6.8%, which is calculated based on 48,409,448 Shares outstanding as of June 22, 2023, as reported by Issuer on Form 20-F filed by Issuer with the Securities and Exchange Commission on June 22, 2023.

Item 4(c).	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i)	Sole power to vote or direct the vote: 3,300,000

(ii)	Shared power to vote or direct the vote: 0

CUSIP NO. G60409 110	Page 4 of 5 Pages

(iii)	Sole power to dispose or to direct the disposition of: 3,300,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. G60409 110	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2023	EXECUTED by UNITED SUPER PTY LTD ABN 46 006 261 623 as trustee for the Construction and Building Unions Superannuation Fund ABN 75 493 363 262 by its duly appointed attorney pursuant to a General Power of Attorney dated 12 May 2022 of which the attorney has no notice of revocation

	By:	/s/ Lachlan Richardson
		Name:	Lachlan Richardson
		Title:	Attorney

	By:	/s/ Rosalind McKay
		Name:	Rosalind McKay
		Title:	Attorney